

Mailstop 3233

July 23, 2018

Via E-mail
Mr. Patrick Carroll
Chief Financial Officer
Lexington Realty Trust
LEPERCQ Corporate Income Fund L.P.
One Penn Plaza, Suite 4015
New York, NY 10119-4015

> **Re:** **Lexington Realty Trust**
> **LEPERCQ Corporate Income Fund L.P.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-12386 (Trust)**
> **File No. 033-04215 (L.P.)**

Dear Mr. Carroll:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 60

1. We note that interest payable related to variable-rate debt that is not subject to an interest rate swap agreement is not included. To the extent material, please revise your disclosures in future periodic reports to discuss the cash requirements for such variable-

rate debt. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities